SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-31946; 811-8025]

Self Storage Group, Inc.; Notice of Application

December 21, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for deregistration under section 8(f) of the Investment Company Act of 1940 (the "Act").

Summary of Application: Self Storage Group, Inc. requests an order declaring that it has ceased to be an investment company.

Applicant: Self Storage Group, Inc.

Filing Dates: The application was filed on March 28, 2014, and amended on September 19, 2014, and September 25, 2015.

Hearing or Notification of Hearing: An order granting the request will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on January 15, 2016, and should be accompanied by proof of service on applicant, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

<u>Addresses</u>: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicant: 11 Hanover Square, 12th Floor, New York, NY 10005.

<u>For Further Information Contact</u>: Christine Y. Greenlees, Senior Counsel, at (202) 551-6879, or David P. Bartels, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

<u>Supplementary Information</u>: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

<u>Applicant's Representations</u>:

1.   From 1983 through 1996, applicant operated as a diversified series of shares of Bull & Bear Incorporated, an open-end management investment company. Applicant became separately incorporated under the laws of the State of Maryland in December 1996 and registered under the Act as a closed-end management investment company in January 1997. Applicant, formerly known as Global Income Fund, Inc., changed its name to Self Storage Group, Inc., effective November 2013.

2.   On February 29, 2012, applicant's stockholders approved a proposal to change the nature of applicant's business so as to cease to be an investment company and to become an operating company that would own, operate, manage, acquire, develop and redevelop professionally managed self storage facilities and would seek to qualify as a real estate investment trust ("REIT") for federal tax purposes (the "Business Proposal").[1] Applicant states

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[1]   The Business Proposal permits applicant to invest in "real estate assets," which according to applicant the Internal Revenue Code defines to include, in addition to real property, interests in

that, for this purpose, "professionally managed self storage facility" refers to a type of real property that offers storage space rental, generally on a month-to-month basis, for personal or business use. Applicant represents that it manages and operates each of its self storage facilities using its own personnel and does not intend to retain third party management for any of its self storage facilities.

3. Applicant states that, following stockholder approval, it has taken steps to implement the Business Proposal. In particular, on June 15, 2012, applicant's board of directors (the "Board") approved the termination of applicant's management contract with an outside investment adviser and applicant became internally managed by its officers and employees. In addition, applicant's management commenced seeking acquisition opportunities in real property self storage facilities. Applicant states that those efforts have resulted in its assets being concentrated in several wholly owned subsidiaries, all of which own and operate real property self storage facilities. Applicant represents that none of these subsidiaries is an investment company as defined in section 3(a) of the Act or is relying on the exception from the definition of investment company in section 3(c)(1) or section 3(c)(7) of the Act.

4. Applicant states that, as of December 31, 2014, and June 30, 2015, applicant's wholly owned subsidiaries represented approximately 81% and 82%, respectively, of its total assets measured at fair value on an unconsolidated basis (exclusive of Government securities and cash items), and each of applicant's wholly owned subsidiaries held at least 90% of its assets in direct investments in real property self storage facilities. Applicant further states that, as of

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REITs, interests in mortgages on real property and other investments in the real estate investment, service and related industries. Applicant concedes that some or all of these additional types of assets may be considered investment securities within the meaning of section 3(a)(2) of the Act. However, applicant intends to invest primarily in real property self storage facilities and represents that it will limit its investments in other real estate assets to avoid classification as an investment company under the Act.

December 31, 2014, and June 30, 2015, its holdings of investment securities (as defined in section 3(a) of the Act) ("Investment Securities") represented approximately 9% and 10%, respectively, and cash items represented approximately 10% and 9% of its total assets on an unconsolidated basis.

5. Applicant states that, for the six months ended June 30, 2015, on a consolidated basis, it derived approximately 69% of its gross income from its operation of self storage facilities, approximately 29% from realized gains from divestment of its holdings of Investment Securities, approximately 3% from dividends paid by its holdings of Investment Securities, and less than 1% from its cash items.[2] Applicant anticipates currently that, for fiscal 2015, on a consolidated basis, it will derive approximately 75% of its gross income from its operation of self storage facilities, approximately 23% from realized gains from divestment of its holdings of Investment Securities, approximately 2% from dividends paid by its holdings of Investment Securities, and less than 1% from its cash items. In addition, applicant states that, for the last four fiscal quarters combined, no more than 45 percent of its consolidated net income after taxes was derived from securities (other than securities issued by companies (i) that are wholly owned by applicant, (ii) through which applicant engages in a business other than that of investing, reinvesting, owning, holding or trading in securities and (iii) that are not investment companies).

6. Applicant expects to continue to earn a majority of its gross income from its self storage facility operations and expects its income from Investment Securities and a time deposit to continue to decrease as it continues to divest its holdings of Investment Securities.

7. Applicant represents that, since stockholders approved the Business Proposal, it has consistently represented to the public that it is primarily engaged in the business of owning,

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[2]   Applicant states that none of its subsidiaries derives any of its gross income from securities.

operating, managing, acquiring, developing, and redeveloping professionally managed self storage facilities. In addition, applicant asserts that its president and other officers spend substantially all of the time that they devote to applicant's business on (a) overseeing and guiding the management of its wholly owned subsidiaries' self storage facilities and (b) conducting strategic review of applicant's lines of business in order to determine if these units are appropriately structured to implement applicant's objectives. Applicant states that its president and other officers spend no time engaged in investing and reinvesting applicant's assets in Investment Securities other than to continue to divest applicant's holdings of Investment Securities. Likewise, applicant asserts that its Board has shifted its focus from oversight of a company engaged in the business of investing and reinvesting in securities to oversight of a company engaged in the business of owning and operating real property self storage facilities.

8.   Applicant states that it is not currently a party to any litigation or administrative proceeding and has timely complied with its obligations to file annual and other reports with the Commission.

9.   Applicant represents that, if the requested order is granted, it will seek to list its common stock on NASDAQ and will be subject to the reporting and other requirements of the Exchange Act.

Applicant's Legal Analysis:

1.   Section 8(f) of the Act provides that whenever the Commission, upon application or its own motion, finds that a registered investment company has ceased to be an investment company, the Commission shall so declare by order and upon the taking effect of such order, the registration of such company shall cease to be in effect.

2.   Section 3(a)(1)(A) of the Act defines an "investment company" as any issuer that "is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities." Section 3(a)(1)(C) of the Act defines an "investment company" as any issuer that "is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis."[3]

3.   Section 3(b)(1) of the Act provides that "[n]otwithstanding paragraph (1)(C) of subsection (a), none of the following persons is an investment company within the meaning of this title: (1) any issuer primarily engaged, directly or through a wholly owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities." Rule 3a-1 under the Act states that "[n]otwithstanding section 3(a)(1)(C) of the Act, an issuer will be deemed not to be an investment company under the Act, provided, that: (a) no more than 45 percent of the value (as defined in section 2(a)(41) of the Act) of such issuer's total assets (exclusive of Government securities and cash items) consists of, and no more than 45 percent of such issuer's net income after taxes (for the last four fiscal quarters combined) is derived from, securities other than: (1) Government securities; (2) securities issued by employees' securities companies; (3) securities issued by majority-owned subsidiaries of the issuer (other than subsidiaries relying on the exclusion from the definition of investment company in section 3(b)(3) or (c)(1) of the Act) which are not investment companies;

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[3]   Section 3(a)(2) of the Act defines "investment securities" as "all securities except (A) Government securities, (B) securities issued by employees' securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c)."

and (4) securities issued by companies: (i) which are controlled primarily by such issuer; (ii) through which such issuer engages in a business other than that of investing, reinvesting, owning, holding or trading in securities; and (iii) which are not investment companies; (b) the issuer is not an investment company as defined in section 3(a)(1)(A) or 3(a)(1)(B) of the Act and is not a special situation investment company; and (c) the percentages described in paragraph (a) of this section are determined on an unconsolidated basis, except that the issuer shall consolidate its financial statements with the financial statements of any wholly-owned subsidiaries."

4. Applicant states that it is no longer an investment company as defined in section 3(a)(1)(A) or section 3(a)(1)(C). As noted above, applicant states that, for the last four fiscal quarters combined, no more than 45 percent of its consolidated net income after taxes was derived from securities (other than securities issued by companies (i) that are wholly owned by applicant, (ii) through which applicant engages in a business other than that of investing, reinvesting, owning, holding or trading in securities and (iii) that are not investment companies). Applicant asserts that it is primarily engaged in the business of owning, operating, managing, acquiring, developing, and redeveloping professionally managed self storage facilities through its

wholly owned subsidiaries. Applicant argues that its historical development, its public representations, the activities of its directors and officers, the nature of its present assets and the sources of its present income support this assertion. Applicant states that it is thus qualified for an order of the Commission pursuant to section 8(f) of the Act.

For the Commission, by the Division of Investment Management, under delegated authority.

Brent J. Fields
Secretary